17009013

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Suite 200
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising (858) 436-3180 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 200 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS NAIMAN
Notary Public - California
San Diego County
Commission # 2159268
My Comm. Expires Aug 3, 2020

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
Certified Public Accountants
A Professional Corporation


PKF

Accountants and
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC (a Delaware Corporation) as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of Independent Financial Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, included on pages 11-13, has been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF

San Diego, California
February 27, 2017

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | USA

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2016

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,547,634
Receivables from clearing organization, net of allowances of $5,632		1,139,033
Commission receivables		3,479,711
Other receivables, net		40,197
Other assets		131,870
Total current assets		6,338,445
Deposits with clearing organization		100,000
Property and equipment, net		426,216
Total assets	$	6,864,661

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	254,183
Accrued commissions		3,821,435
Other accrued liabilities		686,951
Total current liabilities		4,762,569
COMMITMENTS AND CONTINGENCIES (Note 6)		
MEMBER'S CAPITAL		2,102,092
Total liabilities and member's capital	$	6,864,661

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions and clearing	$ 70,903,082
Investment advisor fees	41,956,316
Insurance and due diligence fees	5,745,627
Other	3,791,935
Interest income	481,057
Total revenues	122,878,017
Expenses:	
Commissions and clearing	64,827,294
Investment advisor fees	37,583,812
Employee compensation and benefits	9,739,009
Outside services	3,208,209
Meetings and conferences	2,085,055
Insurance	1,331,243
Advertising and market development	1,081,340
Rent	744,000
Travel and entertainment	281,094
Office supplies and printing	232,966
Licenses and registration fees	151,051
Communication and technology	142,098
Depreciation and amortization	135,777
Other	127,195
Research	69,872
Property taxes and tax fees	12,118
Total expenses	121,752,133
Net income	$ 1,125,884

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2015	$ 217,145	$ 2,334,063	$ 2,551,208
Distributions	-	(1,575,000)	(1,575,000)
Net income	-	1,125,884	1,125,884
Balance at December 31, 2016	$ 217,145	$ 1,884,947	$ 2,102,092

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,125,884
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	135,777
Decrease (increase) in assets:	
Receivables from clearing organization	119,388
Commission receivables	(292,665)
Other receivables	123,453
Other assets	13,797
Increase (decrease) in liabilities:	
Accounts payable	5,107
Accrued commissions	(147,968)
Other accrued liabilities	(111,609)
Net cash provided by operating activities	971,164
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(46,238)
Net cash used in investing activities	(46,238)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(1,575,000)
Net cash used in financing activities	(1,575,000)
Net decrease	(650,074)
Cash and cash equivalents at the beginning of the year	2,197,708
Cash and cash equivalents at the end of the year	$ 1,547,634

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Investment advisory, insurance and due diligence fees are recorded during the period in which services are provided.

Concentration of Credit Risk

The Company maintains cash balances with two financial institutions. At December 31, 2016, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. At December 31, 2016, the Company had approximately $1,500,000 in balances over the FDIC limit. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2016, the Company had three products that comprised approximately 83% of commission receivables. For the year ended December 31, 2016, the Company had three products that comprised approximately 87% of commission and clearing revenues.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $12,118 of property taxes and tax fees in the accompanying statement of operations, which includes the California LLC fee paid by the Company in 2016.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2016, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2016, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2013.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Other Receivables

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. There was an allowance for doubtful accounts for other receivables of $0 at December 31, 2016.

NOTE 2 - ACCOUNTING POLICIES (continued)

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2016 was $1,081,340.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2016:

Furniture and fixtures	$ 549,656
Equipment	124,046
Computers and software	417,570
	1,091,272
Less: Accumulated depreciation and amortization	(665,056)
Total property and equipment, net	$ 426,216

For the year ended December 31, 2016, depreciation and amortization expense was $135,777.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2016, the Company had net capital of $1,160,640, which was $843,134 in excess of the required minimum net capital of $317,506. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 4.1 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under an expense sharing agreement. For the year ended December 31, 2016, the Company paid $8,707,243 to the parent company for employee compensation and benefits, which was included within total compensation expense of $9,739,009. Health insurance premiums and employee benefits included in the total compensation expense were paid directly to the providers by the Company. These amounts totaled $1,031,766

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

for the year ended December 31, 2016. As of December 31, 2016, amounts owed to the parent company totaled $- for payroll related expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

In 2014, the Company entered into a sublease agreement with its parent company under an expense sharing agreement with rent of approximately $62,000 per month and expiring on June 30, 2019. For the year ended December 31, 2016, rent expense totaled $744,000.

Future minimum lease commitments under this operating lease are as follows:

Years ending December 31,	
2017	$ 744,000
2018	744,000
2019	372,000
	$ 1,860,000

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2016. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 24, 2017.



SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Member's capital	$	2,102,092
Less non-allowable assets:		
Commission receivables		(327,060)
Other receivables		(40,197)
Other assets		(131,870)
Property and equipment		(426,216)
Non-allowable assets		(925,343)
Less: Other deductions and/or changes		-
Net capital before haircuts on securities positions		1,176,749
Haircuts		
Money market funds		11,524
Undue concentration haircut		4,585
Total Haircuts Deduction		16,109
Net capital	$	1,160,640
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	254,183
Accrued commissions		3,821,435
Other accrued liabilities		686,951
Total aggregate indebtedness	$	4,762,569
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$	317,506
Net capital in excess of amount required	$	843,134
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$	684,383
Ratio of aggregate indebtedness to net capital		4.1 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying report of independent registered public accounting firm.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See accompanying report of independent registered public accounting firm.